

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2023

Donald Young
President and Chief Executive Officer
Aspen Aerogels Inc.
30 Forbes Road, Building B
Northborough, MA 01532

      Re: Aspen Aerogels Inc.
          Form 10-K for the Year Ended December 31, 2022
          Filed March 16, 2023
          File No. 001-36481

Dear Donald Young:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Trade & Services